Share Exchange Undertaking

dated 6 February 2016

by and between

Carlos Moreira c/o WISeKey International Holding AG General-Guisan-Strasse 6 6300 Zug	(CM)

WISeKey International Holding AG General-Guisan-Strasse 6 6300 Zug	(the Company)

and

Dourgam Kummer	(Shareholder) (CM and the Shareholder, each a Party and together, the Parties)

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Whereas

A.	CM holds 40,021,988 Class A Shares, par value CHF 0.01 of WISeKey International Holding AG (the Class A Shares), a corporation organized under the laws of Switzerland with its registered office in Zug, Switzerland (the Company).

B.	The Shareholder holds 939,126 registered shares, par value CHF 0.01 of WISeKey SA (WK SA Shares), a corporation organized under the laws of Switzerland with its registered office in Geneva, Switzerland (WK SA).

C.	The Company intends to offer to all shareholders of WK SA the right to exchange all of their WK SA Shares into newly issued shares, par value CHF 0.05 (the Class B Shares), of the Company (the Offer I) at an exchange ratio of 5 (five) WK SA Shares for 1 (one) Class B Share.

D.	The Shareholder desires to undertake to accept the Offer I with respect to all his/her/its WK SA Shares.

E.	CM desires to offer to the Shareholder, subject to the settlement of the Offer I, the right to exchange 125,217 of Shareholder’s Class B Shares with nominal value CHF0.05 into Class A Shares at an exchange ratio of one (1) Class B Share for five (5) Class A Shares and Shareholder desires to accept such offer.

Now, therefore, the Parties agree as follows:

1.	The Shareholder herewith irrevocably undertakes, vis-à-vis the Company, to unconditionally accept the Offer I with respect to all of his/her/its WK SA Shares.

2.	CM herewith irrevocably undertakes to offer to the Shareholder the right to exchange 125,217 of Shareholder’s Class B Shares into Class A Shares at an exchange ratio of one (1) Class B Share for five (5) Class A Shares (the Offer II) and the Shareholder herewith irrevocably undertakes to unconditionally accept the Offer II.

3.	(a) The undertakings of CM and the Shareholder under clause 2 of this Agreement are conditional to all conditions of the Offer I being fulfilled or, where so permitted, waived, and the Offer I being settled and (b) the undertaking of CM under clause 2 of this Agreement is conditional to the Shareholder entering into the shareholder agreement between the Company and the Shareholder in the form as attached hereto as Annex 1.

4.	This Agreement shall be governed by and construed in accordance with the substantive laws of Switzerland.

5.	All disputes arising out of, in connection with or relating to this Agreement shall be finally resolved under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with such rules, whereby each Party shall nominate one arbitrator and the two Party-appointed arbitrators shall nominate the chairperson. The place of the arbitration shall be Zurich. The arbitral proceedings shall be conducted in English.

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/s/ Carlos Moreira
Carlos Moreira

/s/ Peter Ward
WISeKey International Holding AG

/s/ Dourgam Kummer
Dourgam Kummer